Exhibit 99.1

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2024 prepared in accordance with SEC Regulation S-X 12-28 (all amounts are in millions of Argentine Pesos):

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Shopping malls:
Abasto	-	3,760	97,808	7,622	3,760	105,430	109,190	24	(19,178)	90,036	nov-98	jul-94
Alto Palermo Shopping	-	14,443	157,665	81,333	14,443	238,998	253,441	27	(145,034)	108,434	oct-90	nov-97
Alto Avellaneda	-	6,689	64,466	21,405	6,689	85,871	92,560	47	(22,432)	70,175	oct-95	dec-97
Alcorta Shopping	-	4,043	45,280	15,406	4,043	60,686	64,729	17	4,015	68,761	jun-92	jun-97
Alto Noa	-	138	17,008	4,827	138	21,835	21,973	4	(6,198)	15,779	sep-94	mar-95
Patio Bullrich	-	3,244	59,548	7,489	3,244	67,037	70,281	(3)	(38,485)	31,793	sep-88	oct-98
Alto Rosario	-	14,551	7,159	19,788	14,551	26,947	41,498	9	22,078	63,585	nov-04	nov-04
Mendoza Plaza	-	4,060	28,939	20,975	4,060	49,914	53,974	(44)	(28,486)	25,444	jun-94	dec-94
Dot Baires Shopping	-	12,405	9,029	90,926	12,405	99,955	112,360	51	(36,226)	76,185	may-09	nov-06
Córdoba Shopping	Antichresis	1,483	26,556	6,310	1,483	32,866	34,349	8	(14,863)	19,494	mar-90	dec-06
Distrito Arcos	-	-	-	42,226	-	42,226	42,226	15	(3,467)	38,774	nov-09	nov-09
Alto Comahue	-	1,009	2,856	46,921	1,009	49,777	50,786	-	(23,945)	26,841	may-06	may-06
Patio Olmos	-	3,058	5,694	20	3,058	5,714	8,772	(5)	2,711	11,478	may-95	sep-07
Soleil Premium Outlet	-	3,268	11,014	11,252	3,268	22,266	25,534	149	8,066	33,749	jul-10	jul-10
Others	-	-	663	-	-	663	663	-	4,793	5,456	n/a	n/a
Shopping malls		72,151	533,685	376,500	72,151	910,185	982,336	299	(296,651)	685,984

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Office and other rental properties:
Abasto Offices	-	-	-	1,997	-	1,997	1,997	-	2,364	4,361	mar-13	jul-94
Zetta building	-	8,471	-	67,033	8,471	67,033	75,504	471	83,281	159,256	dec-18	dec-18
Dot building	-	2,809	903	37,361	2,809	38,264	41,073	(100)	11,640	52,613	sep-10	nov-06
Bouchard Plaza 551	-	1,330	791	-	1,330	791	2,121	-	3,044	5,165	-	mar-07
Others	-	1,005	3,252	1,064	1,005	4,316	5,321	-	3,107	8,428	n/a	n/a
Beruti 3330 paseo del sol	-	-	1,857	1,814	-	3,671	3,671	-	(1,567)	2,104	-	may-22
Intercontinental Plaza building	-	771	10,795	3,894	771	14,689	15,460	(12)	(2,026)	13,422	jun-96	dec-14
Bank Boston Tower	-	1,710	1,383	-	1,710	1,383	3,093	(7)	(1,119)	1,967	dec-14	dec-14
Phillips building	-	-	26,636	974	-	27,610	27,610	14	5,523	33,147	jun-17	jun-17
Catalinas building	-	14,913	-	11,766	14,913	11,766	26,679	79	11,581	38,339	-	dec-20
Office and other rental properties		31,009	45,617	125,903	31,009	171,520	202,529	445	115,828	318,802

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	13,036	-	-	13,036	-	13,036	-	29,404	42,440	-	nov-06
Luján plot of land	-	6,626	-	694	6,626	694	7,320	-	4,143	11,463	-	may-12
Caballito –Ferro plot of land	-	14,342	-	4,075	14,342	4,075	18,417	-	24,115	42,532	-	nov-97
Annexed to Dot plot of land	-	121	-	-	121	-	121	-	26	147	-	feb-17
Mendoza plot of land	-	214	-	-	214	-	214	-	(27)	187	-	dec-16
Intercontinental plot of land Tower B	-	6,565	-	10,532	6,565	10,532	17,097	-	(7,592)	9,505	-	dec-14
Mendoza Av Este 2992 plot of land	-	-	-	1,321	-	1,321	1,321	-	(10)	1,311	-	mar-18
La Plata plot of land	-	7,355	-	1,813	7,355	1,813	9,168	-	(3,152)	6,016	-	mar-18
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	-	15,327	15,327	-	nov-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	-	14,058	14,058	-	oct-98
Alto Rosario - buildable potential	-	-	-	-	-	-	-	-	5,158	5,158	-	nov-04
Cordoba Shopping - buildable potential	-	-	-	-	-	-	-	-	2,785	2,785	-	dec-06
Beruti N° 3345/47 corner Coronel Diaz 2110/20	-	-	20,223	-	-	20,223	20,223	-	(8,142)	12,081	-	jun-22
Ramblas del Plata - CABA (Ex Costa Urbana)	-	61,293	5,011	10,442	61,293	15,453	76,746	7	408,659	485,412	-	may-07
Pilar	-	395	-	-	395	-	395	-	1,345	1,740	-	jun-14
Pontevedra	-	538	-	-	538	-	538	-	778	1,316	-	feb-98
SAN LUIS plot of land	-	188	-	-	188	-	188	-	114	302	-	mar-08
La Plata CELAP plot of land	-	-	-	-	-	-	-	-	9,753	9,753	-	mar-18
Paseo Colon 245 Building	-	-	7,001	-	-	7,001	7,001	-	(588)	6,413	-	may-23
Paseo Colon 275 Parking	-	-	156	-	-	156	156	-	84	240	-	may-23
Córdoba	-	617	-	-	617	-	617	-	1,433	2,050	-	may-15
Mendoza banderas de los andes 3027 plot of land	-	129	-	-	129	-	129	-	495	624	-	abr-23
CONIL - Güemes 902 - Mz 99 / Avellaneda	-	211	-	-	211	-	211	-	360	571	-	jun-96
Neuquén - Parcel	-	1,571	-	-	1,571	-	1,571	-	4,943	6,514	-	jul-99
Av Córdoba 633/637 Building	-	-	736	-	-	736	736	-	263	999	-	jul-23
Undeveloped parcels of land		113,201	33,127	28,877	113,201	62,004	175,205	7	503,732	678,944

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 Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Properties under development
PH Office Park	-	-	-	421	-	421	421	-	45	466	in progress	-
Properties under development		-	-	421	-	421	421	-	45	466
Others
EH UT	-	-	-	2,039	-	2,039	2,039	-	(452)	1,587	-	sep-17
Others		-	-	2,039	-	2,039	2,039	-	(452)	1,587
Total		216,361	612,429	533,740	216,361	1,146,169	1,362,530	751	322,502	1,685,783

(*) For the reconciliation of the carrying amount and its variations during the years ended June 30, 2024 and 2023, except for our leased out farmland, please refer to note 9 to the Consolidated Financial Statements. For variations during the year ended June 30, 2022, except for our leased out farmland, please refer to note 9 to the Consolidated Financial Statements as of June 30, 2023.

(**) Restated for inflation as of June 30, 2024.

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